UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14A
CONSENT STATEMENT PURSUANT TO SECTION 14(A) OF THE SECURITIES
AND EXCHANGE ACT OF 1934

Filed by the Registrant ☐
Filed by a Party other than the Registrant ☒

Check the appropriate Box:

☐ Revised Preliminary Proxy Statement
☐ Confidential, for Use of the Commission only (as permitted by rule 14a-6(e)(2))
☐ Definitive Proxy Statement
☐ Definitive Additional Materials
☒ Soliciting Material Pursuant to sec. 240.14a-12

SIX FLAGS, INC.

(Name of Registrant as Specified in Its Charter)

RED ZONE LLC

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.
☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

    (1)   Title of each class of securities to which the transaction applies:

    (2)   Aggregate number of securities to which the transaction applies:

    (3)   Per unit price or other underlying value of the transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined):

    (4)   Proposed maximum aggregate value of the transaction:

    (5)   Total fee paid:

☐ Fee paid previously with preliminary materials.
☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    (1)   Amount Previously Paid:

    (2)   Form, Schedule or Registration Statement No.:

    (3)   Filing Party:

    (4)   Date Filed:

Red Zone LLC

Presentation

Six Flags

"Clean, Safe, Fun"

October 2005

Disclaimer

IN CONNECTION WITH ITS CONSENT SOLICITATION, RED ZONE HAS FILED A PRELIMINARY CONSENT SOLICITATION STATEMENT WITH THE SEC, WHICH IS AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE AT http://www.sec.gov. STOCKHOLDERS OF SIX FLAGS, INC. ARE URGED TO READ THIS PRELIMINARY CONSENT SOLICITATION STATEMENT, AND THE DEFINITIVE CONSENT SOLICITATION AND OTHER MATERIALS RELATING TO THE CONSENT SOLICITATION, WHEN AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION. INVESTORS AND STOCKHOLDERS CAN OBTAIN FREE COPIES OF THE DEFINITIVE CONSENT SOLICITATION STATEMENT BY CONTACTING INNISFREE M&A INCORPORATED, 501 MADISON AVENUE, 20TH FLOOR, NEW YORK, NY 10022, 1-877-750-9497. THE DEFINITIVE CONSENT SOLICITATION STATEMENT AND ALL OTHER MATERIALS FILED WITH THE SEC BY RED ZONE WILL ALSO BE AVAILABLE FREE OF CHARGE AT THE SEC'S WEBSITE AT http://www.sec.gov.

Information regarding the identity of the persons who may, under SEC rules, be deemed to be participants in the solicitation of stockholders of Six Flags, Inc. in connection with the consent solicitation, and their interests, are set forth in the preliminary consent solicitation statement that was filed by Red Zone with the SEC.

Introduction

Mark Shapiro, Chief Executive Officer—Red Zone LLC

Daniel M. Snyder, Managing Member—Red Zone LLC

Dwight Schar, Chairman—NVR, Inc.

Advisory Team

- ♦ Cadwalader, Wickersham & Taft LLP—Legal Counsel
- ♦ UBS Investment Bank—Financial Advisors
- ♦ Innisfree M&A Incorporated—Proxy Solicitors

Table of Contents

The Company — Loss of Value

It's Time For a Change

Since 1999, the Current Management Team Has Presided Over the LOSS OF BILLIONS OF DOLLARS[1] in Shareholder Value

Six Flags' Stock Price Performance



Source: FactSet

Note:

1   Based on share counts per Six Flags' public filings

It's Time For a Change

Over the Same Period, its Closest Peer and the Overall Market Have Fared Much Better

Indexed Stock Price Performance - August 2000 to August 2005



Source: FactSet

One Dollar, Invested in Six Flags in August 2000, Was Worth LESS THAN 40 CENTS by August 17, 2005!

It's Time For a Change

The Company Has Consistently Recorded Negative Earnings over the Last Five Years…

Net Loss Applicable to Common Stock



Source: Six Flags Public Filings

…While Management Blamed the Weather…

It's Time For a Change

...and Six Flags' Per Caps Significantly Lagged Its Closest Peer

Per Cap Spending ($)



Source: Six Flags and Cedar Fair SEC Filings

Opportunity

♦ In 2004, the average Cedar Fair guest spent approximately $5.50 more per visit than the average Six Flags guest

♦ If Six Flags achieved the same per cap spending as Cedar Fair, it would generate:
  – Approximately $200 million in incremental revenue[1]
  – Over $100 million in incremental EBITDA[2]

♦ **Approximately $1.0 billion in shareholder value!3**

Notes:
1 Assuming attendance of 34 million
2 Assumes 50% margin on incremental revenue
3 Assumes a 10x EBITDA multiple

It's Time For a Change

Loss of Value Resulted Primarily from Asset UNDERUTILIZATION and a FAILURE to Capitalize on Opportunities

Misallocation of Capital



- The Company **overspends** on thrill rides that don't appeal to families with young children

- "Six Flags…says that [Kingda Ka] will be closed "for several weeks" as the park repairs a malfunction that put it out of commission"

Wrong Marketing Strategy



- Expensive marketing campaign anchored by Mr. Six is misguided

- Geared towards awareness, but unclear message

- Weakens the brand

It's Time For a Change

The Parks Are Skewed towards Teens and Thrill Seekers at the Expense of Families with Young Children…

Brawl Erupts at Six Flags Astro World Theme Park



July 6, 2005, Houston, TX—Police say a brawl involving about 100 people erupted at Six Flags Astroworld in Houston before spilling out into several nearby businesses. Witnesses told police that the last night's disturbance involved rival gangs.

AP reported they were swinging baseball bats

Source: Copyright 2005 Associated Press

Magic Mountain—Security To Be Tightened After Two Weekends Of Violence



May 23, 2005, Valencia, Calif.—…Magic Mountain closed early Saturday following two melees in which 10 people—many of them minors—were arrested, a lieutenant said.

…Twenty people were arrested after another fight at Magic Mountain last weekend.

Source: Copyright 2005 NBC4TV

…And We Believe the Six Flags Brand Is Being Damaged

It's Time For a Change

Management Has Focused on Managing the Company's Substantial Debt Burden While Losing Sight of Operating Performance and Shareholders

♦ Lackluster EBITDA performance has been insufficient to cover the Company's fixed charges

♦ The Company has been "burning cash" for years, and we believe the Company will continue to be cash-flow negative going forward

Fixed Charge Coverage Deficiency



Source: Six Flags Public Filings

As a Result, the Company Is a NET USER of Cash, Effectively TRANSFERRING VALUE AWAY From Equity Holders

It's Time For a Change

Over the Same Period, Management Has Been Handsomely Compensated

While Six Flags' Stock Price Fell…



Source: FactSet, Six Flags Public Filings

Burke & Dannhauser…

- Sold approximately **$28 million** in stock since 1999 at an average price of **$22 per share**
- Entered into lucrative employment agreements providing
  - Annual cash salary in excess of $1.8 million, growing approximately 5.5% per annum
  - 620,000 shares of restricted stock
  - 1,030,000 stock options
- **Grants were not tied to Company performance!**
- In 2004, Burke and Dannhauser received over **80%** of the stock options granted by the Company
- The remaining options went to other Board members

It's Time For a Change

We're Not Alone in Our Beliefs

"They've had flawed business plans. They prostituted the front gate, and put so many discounts out in the marketplace that that's only way the consumer is going to come. Why pay $44 when you could bring in a Coke can or a McDonald's wrapper and get in for $5? The more you discount, it's like a junkie shooting up heroin — the more you shoot it, the more you need it. **They began doing things in desperation to build the business, but what they were really doing was strangling their business.**"
Dennis Speigel, president of International Theme Park Services

"I think there was a mania, no question…I did a lot of acquisitions when I was president, but those were all contiguous to the main entertainment of Six Flags. This acquisition mania put them into all kinds of properties they just couldn't bring value to.

"I haven't ever met Dan Snyder … but it sounds like he's dead on."
Ned DeWitt, Former Six Flags President 1973-1982

"The problem with **Kieran Burke** is that he's perceived as a politician, and that he's not perceived as an operating CEO. **He's not seen on the Street as a roll-up-your-sleeves-and-run-these-parks kind of guy.**"
David Miller, Sanders Morris Harris Equity Analyst

"The Reporting Persons have been investors in the Issuer for over five years. They have become increasingly dissatisfied with the financial performance of the Issuer. As a result, the Reporting Persons intend to engage in discussions with the management of the Issuer and/or the presiding director of the non-management members of the Issuer's board of directors (the "Board") or other members of the Board with respect to certain issues relating to, among others, the Issuer's strategic decision-making and Issuer's recent financial and operating performance.
Cascade Investment, LLC, in amendment to Form 13D



SECTION 2

The Team — New and Passionate Leaders

The Keys to Success

♦ We have a proven track record of success in venue-based entertainment, media, marketing and real estate

 

♦ We are incentivized
  – Red Zone has invested approximately $50 million in the shares of Six Flags

♦ We are the largest shareholder of the Company
  – owning approximately four times as much as all of the current management and directors combined

♦ We will bring new life, energy, and fresh ideas and perspectives to a company that lacks any sense of passion, pride, and enthusiasm

♦ We will propose an operating plan and a capital management strategy designed to increase attendance and revenue, decrease expenses and ultimately maximize shareholder value

Mark Shapiro — Proven Creator of Value

Widely Credited with Helping to Drive the Value of ESPN to More Than $25 Billion [1]



- ♦ Executive Vice President, Programming and Production, ESPN and ABC Sports
- ♦ Negotiated all major programming acquisitions and renewals including Major League Baseball, the NBA, NHL, Monday Night Football, World Cup and NASCAR
- ♦ Launched six English and Spanish language domestic cable television and radio networks
- ♦ Responsible for content across 29 international networks serving 194 countries and territories among all seven continents in 12 languages
- ♦ Increased live event coverage 61% and expanded proprietary event and marketing strategy for the X Games, Great Outdoor Games, Bassmaster Classic, ESPY Awards, SportsCentury, SportsCenter 50 in 50, and ESPN 25 with revenues exceeding $150 million
- ♦ Achieved unprecedented increase in viewership highlighted by twelve consecutive quarters of ratings growth upon his appointment
- ♦ Pioneer of Original Entertainment Programming and Marketing Initiative
- ♦ Won 16 Emmy Awards and ESPN's only two Peabody awards over his three year tenure
- ♦ Oversight for the build out of a $200 million Digital Technology Center, universally regarded as the most sophisticated in the world
- ♦ Managed over 4,000 full-time and seasonal employees

Note:

1 Lehman Brothers research dated March 28, 2005

Daniel M. Snyder — Proven Creator of Value



- ♦ Chairman and Principal Owner of the Washington Redskins franchise
- ♦ Purchased the team in 1999 for $800 million. Expanded sponsorship revenue from $4 million to $48 million
- ♦ Increased per capita spending from $9 to $17.50
- ♦ Increased annual revenues from $162 million to $300 million
- ♦ The team is currently rated by Forbes as the most valuable sports franchise in the US at approximately $1.3 billion



- ♦ Founder and former Chairman and Chief Executive Officer of Snyder Communications, Inc.
- ♦ 12,000 employees
- ♦ Over $1 billion in annual sales
- ♦ 1995–1999 EBITDA CAGR of 84.3%
- ♦ Stock price appreciated 58% between 1996 and 2000
- ♦ In September 2000, Snyder Communications was sold to Havas Advertising, S.A. for approximately $2.3 billion



- ♦ Successfully spun-off from Snyder Communications in 1999
- ♦ Hired Eran Broshy as Chief Executive Officer
- ♦ Since it was spun-off in 1999, stock price has appreciated 180%

Dwight Schar — Proven Creator of Value



- ♦ Chairman of NVR, Inc

- ♦ Assumed role of Chief Executive Officer in September 1993

- ♦ Responsible for driving NVR shares from mid-teens to over $800 per share, an increase of over 7,000%

- ♦ NVR Homes is the 6th largest homebuilder in the US
  - approximately $4.6 billion in annual sales
  - settled over 56 thousand homes since 2000

- ♦ 1994–2004 revenue CAGR of 17.4%

- ♦ 1994–2004 EBITDA CAGR of 28.5%



SECTION 3

Our Plan — Seek Stockholder Consents

The History of Our Investment in Six Flags

Over the Past Year, We Have:

- Purchased 11.7% of Six Flags' stock to become the largest shareholder

- Held discussions with the independent members of the Board of Directors to offer constructive suggestions for increasing shareholder value

- Written letters to the independent members of the Board of Directors

- In response, the Company has ignored our suggestions and failed to implement any alternative strategies that would deliver acceptable results for shareholders



Aug 04	Sep 04	Oct 04	Jan 05	Apr 05	Aug 05	Sep & Oct 05
♦ Red Zone acquired 8.8% of Six Flags stock and filed a 13D announcing intention to influence management and the board to maximize shareholder value	♦ Held discussions with senior management ♦ Mr. Snyder subsequently met with the outside directors to offer several constructive suggestions for improving operations	♦ The Independent Directors made it clear that they would not entertain any of Mr. Snyder's suggestions	♦ Red Zone amended its 13D stating its intention to discontinue its interest in Six Flags	♦ Red Zone amended its 13D stating it was reconsidering and evaluating all options	♦ Red Zone purchased additional shares in Six Flags, bringing its total holding to 11.7% ♦ Red Zone filed preliminary proxy materials disclosing its intention to seek consents to replace three directors and to launch a cash tender for up to 34.9% of Six Flags ♦ Six Flags announced it is pursuing a possible sale of the Company	♦ Six Flags announced it's closing the AstroWorld theme park in Houston and selling the 109 acre site ♦ Red Zone filed revised proxy materials and amended 13D

What We Are Doing

On October 5th We Filed a Revised Proxy Statement with the SEC Stating Our Intention to Do the Following:

♦ Seek shareholder consent to:

- remove three non-independent Directors including Kieran Burke (CEO), James Dannhauser (CFO) and Stanley Shuman (Director)

- elect Mark Shapiro, Daniel M. Snyder, and Dwight Schar to the Board

- amend the Company's Bylaws in order to:

  - fix the number of Directors permitted to serve on the Board at seven

  - require the unanimous vote of all Directors for the Board to amend the number of Directors serving on the Board

  - provide that vacancies on the Board created as a result of the removal of the current Directors by Six Flag's stockholders may be filled only by a majority vote of Six Flags' stockholders

  - repeal each provision of the Company's Bylaws or amendments of the Bylaws that are adopted after September 13, 2004

♦ Launch a cash tender offer for up to 34.9% of shares at $6.50 per share only <u>if</u>:

- The Consent Solicitation is successful

- The Company removes its defensive provisions

- Mark Shapiro is elected CEO and Daniel Snyder is elected Chairman of the Board of Directors

- Six Flags shares trade below $6.50 for five consecutive trading days, within 90 days following the date our Nominees are seated on the Board



SECTION 4

The Fix — Maximize Shareholder Value

Putting the Pieces Together—Clean, Safe, Fun

Six Flags' Current Management Has Done a Less than Satisfactory Job Managing an Illustrious Asset Base



Current Situation

- Advertising
- Sponsorship
- Concessions
- Merchandise
- Pricing
- Parking
- Real Estate
- Events
- Marketing

New Expertise and Management

- ◆ Mark Shapiro
- ◆ Daniel M. Snyder
- ◆ Dwight Schar

Enhanced Shareholder Value

Six Flags "Clean, Safe, Fun"

23

Operational Improvements…

…to Change the Face of Six Flags

Area for Improvement	What's Wrong with Status Quo?	Identified Opportunities
Advertising & Marketing	◆ No clear message ◆ Targets only one of two key demographics (youth/Gen–X) ◆ Expensive TV commercial program ◆ Lack of co-branded marketing	◆ Re-brand message: "CLEAN, SAFE, FUN" ◆ Target BOTH mothers with young children and youth/teenagers ◆ Use smart, cost-effective targeted marketing ◆ Blow out co-branded marketing programs
Concessions	◆ We believe there are too few strategic concessions relationships	◆ Sell exclusive rights to key food items to name brand consumer foods companies ◆ Outsource concessions operations to professional concessions vendor; economics will benefit from vendor's scale ◆ Introduce "speed-pay" systems to facilitate consumer purchases
Sponsorships	◆ Tired and dated brands that generate little recognition by children ◆ Minimal sponsorships for exclusive consumer reach by third parties in key categories	◆ Rename rides and attractions using more modern media and get paid for doing it ◆ Receive fees from third parties in exchange for exclusive marketing opportunities to theme park visitors
Merchandise	◆ Tired and dated brands that generate little recognition by children	◆ Co-branded integrated marketing and sponsorship opportunities with partners in areas such as, for example, action sports, athletics, video games, music, and movies ◆ Introduce "speed-pay" systems to facilitate consumer purchases

Redesign Advertising & Marketing Strategies



Solutions

Overview

- ♦ Reduce advertising & marketing expenditure
- ♦ Focus on two primary audiences for the business
  - – families with young children
  - – youth/teenagers
- ♦ Advertising budget will be spent primarily on **direct marketing** and **co-op advertising**

Direct Marketing

- ♦ Direct marketing (response-based advertising)
  - – target direct mail utilizing statistical analysis and demographic data
  - – deliver message more efficiently and effectively
  - – example: partner with cereal companies to run promotions on tens of millions of cereal boxes delivered to the appropriate audience—families with young children

Co-op Advertising

- ♦ Co-op advertising
  - – co-op advertising with partners in areas such as action sports, athletes, video games, musicians, celebrities and movie premiers
  - – customized offers to benefit Six Flags and co-op partners

Case Study — Revamping the "Volkswagen" Brand

Arnold Communications, a Snyder Communications Subsidiary, Helped Restore a Struggling Brand to Cultural Relevance

♦ By 1995, Volkswagen's North America sales were struggling at 115,167 units

  – Japanese cars and equally efficient smaller American-made cars had been seizing more and more market share

♦ In March 1995, Volkswagen of America appointed Arnold Communications

  – "On the road of life, there are passengers and there are drivers. Drivers wanted."

♦ In 1997, the award winning "Da Da Da" campaign was launched

♦ By March 2000:

  – Sales goal in North America had reached 363,000 units, a gain of 215%

  – Unaided brand awareness reached 31%, rising from 11% previously

  – Advertising recall grew from 37% in 1995 to 78% in 2000

  – Brand loyalty went from 31% to 51% for the period

  – Unaided purchase consideration grew 225% to 13%

♦ On top of these measurable statistics, Volkswagen's brand generated significant "buzz" and also a tremendous amount of dealer enthusiasm

Create Strategic Concession Relationships

Size of the Opportunity	♦ Six Flags' customer base – approximately 34 million visitors annually ♦ "Value" of Six Flags' visitor base provides the Company with significant leverage when negotiating with potential brand name partners

Partner with Leading Consumer Brands	♦ Partner with **ONE** exclusive provider per category, such as, for example:
	  – pizza company
	  – burger company
	  – family dining
	  – ice cream company
	♦ Concession revenues can be increased through sale of commercially appealing branded products

Facilitate Consumer Spending and Marketing	♦ Update POS registers and concession systems to implement a Six Flags Rewards affinity marketing program
	  – provides real-time data for direct marketing use of purchasing habits, demographic information and usage numbers
	  – universal credit and debit card acceptance is critical

Outsourcing of Concessions and Sale of Equipment	♦ Concessions bid out to a select group of concessionaire companies ♦ Sell beverage and related equipment ♦ Take advantage of economics that can be generated by vendors with significant scale

Create Strategic Sponsorship Relationships

Re-branding Partnerships

- Consistent with our advertising and marketing initiative, the brand image of Six Flags should be:
  - **CLEAN**
  - **SAFE**
  - **FUN**
- Achieved through partnering with more modern media brands:
  - Co-Branded attractions using current characters and more modern themes
  - youth marketing including tournaments
  - partnerships build tremendous loyalty and affinity with attendees

"Official" Sponsorships

- Category-exclusive opportunities, enabling marketing partners to target our approximately 34 million customers
  - national banks: exclusive ATM placement everywhere
  - credit card issuers: preferred credit card relationship–Six Flags branded credit card
  - cable and satellite providers: on–site marketing presence
  - cellular phone companies: co-op specials with monthly invoices
  - fast–track service: presented by sponsor
  - energy provider: official energy provider, re-bidding energy costs at all parks

Other Potential Opportunities to Drive Value

Ticket Pricing	♦ Evaluate ticket pricing structure with latest computer technologies
	   – consider trends, incremental pricing
	   – develop variable pricing models
	♦ Eliminate any unnecessary pricing discounts
	♦ Reprice season passes in line with all other theme parks

Parking	♦ Rent the parks and parking lots for special events ♦ Create tiered pricing for premium parking closer to entrance ♦ Example: FedExField created a special events business line generating over $1 million of earnings for a single venue
Merchandise	♦ Improve merchandising tie-ins to increase merchandising sales ♦ Develop loyalty program to stimulate repeat purchases ♦ Update merchandise offerings for newer more popular brands and sponsorships

Concessions Strategy—The Washington Redskins Case Study

Mr. Snyder Has Extensive Experience in Enhancing Operational Performance in the Venue-based Entertainment Business

Equipment Sales

- ♦ All concession equipment has been sold to Centerplate for $16 million
  - concession vendor acquires all concession equipment and rights enabling Redskins to pay down debt
  - vendor much more effective at satisfying consumer's hunger and thirst
  - Redskins maintain complete control over which brands are sold
- ♦ Beverage equipment paid for by Coke (including maintenance and upgrades)

Partner with Leading Consumer Brands

- ♦ Redskins receive 36% of the gross concession receipts
- ♦ No responsibility for the upkeep and maintenance of the equipment
- ♦ In-stadium name brand partners includes Hooters

Facilitate Consumer Spending

- ♦ "Forward Pass" tap-and-go payment system facilitates increased spending by reducing transaction times and customer service wait times
- ♦ Combined with partnering with concessions provider and leading consumer brands, food spending is $17.50 per cap (versus $9 when team was acquired)

Similar Opportunities Abound At Six Flags!!

Asset Sales Strategy

Several Assets, Including Excess Real Estate, Should be Sold So as Not to Impact Operational Cash Flow Today or in the Future

♦ The expertise of Dwight Schar will be of great importance to extracting value

Asset	Opportunity
Excess Real Estate ~3,700 acres	♦ Re-zone excess acreage surrounding selected parks ♦ Revalue property and sell to third parties ♦ Acreage to be sold will not have any impact on park operations, present or future (property tax savings!!)
Concessions Equipment	♦ Concessions equipment sales part of plan to outsource concessions to third party vendor ♦ Ability to negotiate higher price for existing equipment by creating competitive dynamics for vendors bidding for business

Proceeds From Asset Sales Will Be Used to De-Leverage the Company

Transition Plan—Key Initiatives

A Running Start

◆ **30 Parks in 30 Days**
- Energize and motivate employees around new, hands-on leadership
- Focus on guest experience factors, maintenance, and safety

◆ **Re-launch Brand Image on the Back of the 45th Anniversary Celebration**
- "45 Years of Family Fun. Come Take a Ride With Us!"

◆ **Six Flags University**
- Uniform, Universal Customer Service Initiative
- Rotation for Retention

◆ **Deals Deals Deals**
- License With Culturally Relevant Family Icons
- Strategic Brand Alliances
- Immediate Advertising Agreements

◆ **Evaluate Designs of Major Attractions**
- Improve Merchandising to Raise Per Caps
- Emphasis on Doing More for Children Under 48" Tall

SECTION 5

Conclusion — Time For Change

Act Now to Protect Your Investment

It Is Imperative That Shareholders Act Now to Prevent Further Loss of Value

- It is our view that it's unlikely a buyer will emerge at an attractive price for your shares
  - due to change of control costs in excess of $170 million relating to debt retirement and refinancing fees, executive severance and termination costs, legal and financial advisory fees

- We believe the Company's sale announcement is merely a defensive tactic

- A new operational plan should be given the opportunity to fix Six Flags

- Operating plans need to be adopted this Fall, well in advance of the next peak summer season

- As a minority of the Board, we will not have the ability to block a sale
  - as the Company's largest shareholder, we will vote in favor of any transaction we believe will offer shareholders the highest value

Now is not the time to sell the Company!
It is time to put our Nominees on the Board!

How to Make This Work

Support our Proposals as Soon as you Receive our Consent Materials!

Contact Information

Alan Miller
Innisfree M&A Incorporated
Toll-Free: (888) 750-5833

UBS Securities LLC
299 Park Avenue
New York NY 10171
Tel. +1-212-821 3000

www.ubs.com

UBS Investment Bank is a business group of UBS AG
UBS Securities LLC is a subsidiary of UBS AG